02054956

AB VF1-15-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED DEC 3 0 2002 WASH, D.C. 183

SEC FILE NUMBER
8-35955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sloan Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Executive Drive
(No. and Street)

Fort Lee (City) NJ (State) 07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C. Ackerman (201) 592-9900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name — *if individual, state last, first, middle name*)

380 Foothill Road (Address) Bridgewater (City) NJ (State) 08807 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

OATH OR AFFIRMATION

I, James C. Ackerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sloan Securities Corporation, as of

October 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none

Signature

President

Title

JENNIFER L. VISAGGIO
Notary Public
A Notary Public of New Jersey
My Commission Expires 10/22/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sloan Securities Corp.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended October 31, 2002

Sloan Securities Corp.
Index to the Financial Statements
October 31, 2002

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholders of
Sloan Securities Corp.

We have audited the statement of financial condition of Sloan Securities Corp. as of October 31, 2002 and the related accompanying statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sloan Securities Corp. as of October 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 5, 2002

Sloan Securities Corp.
Statement of Financial Condition
October 31, 2002

Assets	
Cash and equivalents	$ 138,012
Marketable investment securities	7,525
Prepaid expenses	4,456
Total Current Assets	149,993
Office equipment, at cost, less accumulated depreciation of $41	1,420
Total Assets	151,413
Liabilities and Stockholders' Equity	
Liabilities	
Accrued expenses	42,383
Payroll taxes payable	1,593
Total Current Liabilities	43,976
Loans subordinated to the claims of general creditors	240,000
Total Liabilities	283,976
Commitments and Contingencies	-
Stockholders' Equity (Impairment)	
Common stock, no par value, 2,500 shares authorized; 205 shares issued and outstanding	18,000
Paid-in capital	99,599
Retained deficit	(250,162)
Total Stockholders' Equity (Impairment)	(132,563)
Total Liabilities and Stockholders' Equity	$ 151,413

See notes to the financial statements.

Sloan Securities Corp.
Statement of Operations
Year Ended October 31, 2002

Revenues	
Commissions	$ 273,668
Advisory fees	11,090
Interest	2,358
Loss on marketable investment securities	(3,327)
Total Income	283,789
Operating Expenses	
Payroll	52,500
Payroll taxes and benefits	5,893
Clearing charges	141,956
Office	9,471
Insurance	5,837
Regulatory fees	7,470
Dues, subscriptions and seminars	3,170
Telephone	4,231
Professional fees	14,140
Travel	10,722
Entertainment	7,830
Automobile leasing expenses	12,559
Charity	2,273
Interest	17,405
Website design and maintenance	1,807
Rent	5,000
Depreciation	41
Penalties	165
	302,470
Loss Before Income Taxes	(18,681)
Income Taxes	680
Net Loss	$ (19,361)

See notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Stockholders's Equity
Year Ended October 31, 2002

	Common Stock				
	Shares	Amount	Paid-in Capital	Retained Deficit	Total
Balance, October 31, 2001	200	$ 18,000	$ 29,599	$ (230,801)	$ (183,202)
Conversion of subordinated loan	-	-	65,000	-	65,000
Conversion of loan interest payable to officer	-	-	5,000	-	5,000
Net loss for the year ended October 31, 2002	-	-	-	(19,361)	(19,361)
Balance, October 31, 2002	200	$ 18,000	$ 99,599	$ (250,162)	$ (132,563)

See notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Subordinated Borrowings
Year Ended October 31, 2002

Subordinated borrowings at November 1, 2001	$	260,000
Increases:		
Conversion of due to related party		25,000
Issuance of subordinated note		20,000
Decreases:		
Conversion to paid-in capital		(65,000)
Subordinated borrowings at October 31, 2002	$	240,000

See accompanying notes to the financial statements.

Sloan Securities Corp.
Statement of Cash Flows
Year Ended October 31, 2002

Cash Flows From Operating Activities:	
Net Loss	$ (19,361)
Adjustments to reconcile net loss to net cash used in operating activities:	
Loss on investment in securities	3,327
Depreciation	41
Decreases (increases) in assets	
Accounts receivable	2,383
Prepaid expenses	(4,456)
Increases (decreases) in liabilities	
Accrued expenses	(15,413)
Payroll taxes payable	1,593
Net Cash Flows Used in Operating Activities	(31,886)
Cash Flows From Investing Activities:	
Purchase of office equipment	(1,461)
Net Cash Flows Used in Investing Activities	(1,461)
Cash Flows From Financing Activities:	
Proceeds from subordinated loans	20,000
Repayment of stockholder loan	(3,690)
Net Cash Flows Provided by Financing Activities	16,310
Net Decrease in Cash and Equivalents	(17,037)
Cash and Equivalents, Beginning of Year	155,049
Cash and Equivalents, End of Year	$ 138,012
Supplemental Cash Flow Information:	
Interest paid	$ 30,355
Income taxes paid	$ 680
Supplemental Disclosure of Noncash Investing and Financing Activities:	
Conversion of related party loan to a subordinated loan	$ 25,000
Conversion of accrued interest to paid-in capital	$ 5,000
Conversion of subordinated debt to paid-in capital	$ 65,000

See notes to the financial statements.

Sloan Securities Corp.
Notes to Financial Statements

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business - The Company is a Registered Broker Dealer with the Securities and Exchange (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an on-line brokerage firm that sells securities and provides banking and investment advisory services to corporations and individuals located in twenty states of the United States and various Western European countries.

Estimates and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Investment Securities - Marketable securities are valued at fair market with the resulting realized difference between cost and market (or fair value) included in income. Fair market value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in the current income statement.

Income Taxes - The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable plus or minus the change during the period in deferred tax assets and liabilities.

Advertising Costs - Advertising costs are expensed as incurred. There was no advertising expense for the year ended October 31, 2002.

Securities Transactions - Customers' securities transactions are reported on a settlement date basis with related commission income reported on a trade-date basis.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation - The cost of office equipment is depreciated for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets: 3 years for computer equipment. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

MARKETABLE INVESTMENT SECURITIES

This represents the Company's ownership of stock and warrants of a private placement offering. As of October 31, 2002, cost approximates fair value.

LOANS SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Loans subordinated to the claims of general creditors at October 31, 2002 have been issued subject to Subordinated Loan Agreements (the "Agreements") pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. The loans consist of a $100,000 note payable due February 22, 2005, a $75,000 note payable due January 1, 2004 and a $20,000 note payable due December 31, 2004. These loans are due to a majority stockholder.

Additional loans consisting of a $20,000 note payable due January 1, 2004 and a $25,000 note payable due December 18, 2004 are due to a minority stockholder.

Interest is payable at the rate of 7% per annum on the aforementioned loans.

The Agreement is withdrawable by the lender at the stated maturity date, or retirement can be accelerated by the Company. The subordinated loans can be retired only if, after giving effect to such retirement, the Company meets net capital requirements governing withdrawal of subordinated debt.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2002, the Company has net capital of $97,627 which was $92,627 in excess of its required net capital. The Company's net capital ratio was .42 to 1.

RELATED PARTY TRANSACTIONS

Loans subordinated to the claims of general creditors bear interest payable monthly at the rate of 7% per annum and are due on various dates. Interest expense to stockholders during the year ended October 31, 2002 was $17,324. As of October 31, 2002, interest payable to the stockholders was $40,311.

MAJOR CUSTOMER

Revenues from one customer totaled approximately 10% of total revenue earned in the year ended October 31, 2002.

INCOME TAXES

The Company has, for federal income tax reporting purposes, a net operating loss carryover of approximately $228,000 expiring at various dates through 2022. At October 31, 2002, the Company has a deferred tax asset of approximately $62,000 which has been offset by a 100% valuation allowance. The valuation allowance increased $9,000 during the year.

OPERATING LEASES

The Company leases an automobile under a non-cancellable operating lease requiring future minimum payments of $2,696 through October 31, 2003.

Lease expense was $12,559 in 2002.

The Company leases office space on a month to month basis currently at a rate of $500 per month. Rent expense under this agreement amounted to $5,000 for the year ended October 31, 2002.

SIMPLE IRA PLAN

On March 31, 2000, the Company established a Simple IRA pension plan, covering all employees who earned $5,000 or more, per year, during any prior year of employment. The Company will contribute a matching contribution to each eligible employee's Simple IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the year. The employer contribution for the year ended October 31, 2002 was $1,575.

Sloan Securities Corp.
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
October 31, 2002

NET CAPITAL	
Total Stockholders' Impairment	$ (132,563)
Add: Subordinated borrowings allowance in computation of net capital	240,000
Total capital and allowable subordinated borrowings	107,437
Deductions and/or Charges:	
Non-allowable assets:	
Fixed assets	1,420
Prepaid expenses	4,456
Securities not readily marketable	3,300
Total non-allowable assets	9,176
Net Capital before Haircuts on Securities Positions	98,261
Haircut on marketable securities	634
Net Capital	$ 97,627
AGGREGATE INDEBTEDNESS	$ 43,976
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,932
Minimum dollar net capital requirement	$ 5,000
Excess Net Capital at 1,500 percent	$ 92,627
Excess Net Capital at 1,000 percent	$ 93,229
Ratio of Aggregate Indebtedness to Net Capital	.45 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of October 31, 2002.

See accompanying notes to financial statements.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Accountants' Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Sloan Securities Corp.

In planning and performing our audit for the financial statements of Sloan Securities Corp. (the Company) for the year ended October 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and various state regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 5, 2002